UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM U-3A-2

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                  UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


          Dynegy Inc., formerly Energy Convergence Holding Company, hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming an exemption pursuant to Rule 2 from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), except section 9(a)(2) of the Act, by operation of section 3(a)(1) of the Act,15 U.S.C. ss. 79c(a)(1), and submits the following information:

          1. Name, state of organization, location, nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

          Claimant
          --------

          Name:          Dynegy Inc.

          State of Organization: Illinois

          Location:     1000 Louisiana, Suite 5800
                        Houston, TX  77002

          Nature of business: Ownership of the voting securities of Illinova Corporation, an Illinois corporation and a public utility holding company and Dynegy Holdings Inc., a Delaware corporation. Claimant is the successor to Energy Convergence Holding Company. Illinova Corporation ("Illinova") is the successor to a merger of Illinova Corporation, an Illinois business corporation and a public utility holding company, into Energy Convergence Acquisition Company, formerly a wholly-owned subsidiary of Energy Convergence Holding Company. Illinova is exempt from all provisions of the Act except Section 9(a)(2) by virtue of Section 3(a)(1) of the Act. Illinova and each of the public-utility subsidiary companies from which it derives a material part of its income are predominantly intrastate in character and conduct their business substantially within the State of Illinois; Illinova Corporation, HCAR No. 8305 (May 18, 1994) (approving
          ---------------------
          formation of Illinova and exemption under Section 3(a)(1) of the Act). Dynegy Holdings Inc. ("Dynegy") is the successor to a merger of Dynegy Inc., a Delaware corporation, into Dynegy Acquisition Corporation, Inc., formerly a wholly-owned subsidiary of Energy Convergence Holding Company. Dynegy is an energy production, processing and marketing company with no public utility assets and no public utility subsidiaries or affiliates as defined under the Act.

          Claimant closed these mergers during the first quarter of the year 2000, and hereby files in accordance with Rule 2 an updated statement of exemption prior to June 1, 2000 pursuant to an extension of time granted by the Securities and Exchange Commission on March 2, 2000. Claimant's activities as a holding company as defined within Section 2(a)(7) of the Act pertain to Illinois public-utility operations, the public-utility operations conducted by Illinova pursuant to its exemption under Section 3(a)(1) of the Act.

                              Illinova Corporation
                              --------------------

          Name: Illinova Corporation

          State of Organization: Illinois

          Location:  500 South 27th Street
                     Decatur, Illinois 62525

          Nature of business: Holding Company


                              Dynegy Holdings Inc.
                              ---------------------

          Name: Dynegy Holdings Inc.

          State of Organization: Delaware

          Location:  1000 Louisiana Street Suite 5800
                     Houston, Texas 77002

          Nature of business: Holding Company

          2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of the State.

                                    Claimant
                                    --------

          Claimant is the holding company of Illinova and Dynegy. Claimant, through the subsidiaries of Illinova, owns public utility companies or public utility assets as defined under the Act.


                                    Illinova
                                    --------

          All utility assets are located in the State of Illinois and are operated by subsidiaries of Illinova. Three subsidiaries of Illinova own and operate utility assets, Illinova Generating Company ("Illinova Generating"), Illinois Power Company ("Illinois Power"), and Illinova Power Marketing, Inc. Each is an Illinois business corporation. Illinova Generating owns a 20-percent interest in the outstanding common stock of Electric Energy, Inc. ("EEInc.") EEInc. is the owner of a 1,104 MW coal-fired generating facility located in Joppa, Illinois (the "EEI Facility"). EEInc. was organized for purposes of generating electricity for sale to a nuclear fuel processing facility operated by U.S. Enrichment Corp. and located in Paducah, Kentucky ("Paducah Plant"). Approximately 70 percent of the output produced by the EEI Facility is sold to the Paducah Plant pursuant to a long-term contract. The Commission treats the transaction with the federal government as unique and disregards those sales for the purposes of administering standards based upon sales under the Act. Union
                                                                           -----
Electric  Co.,  1072  (1962).  For the reasons  discussed in the request for the
-------------
Illinova Generating Company No Action Letter released on October 22, 1996, this transaction effectively is an Illinois transaction. The remaining 30 percent of the capacity produced by the EEI Facility is sold on a pro-rata basis to the facility's owners. Illinova Generating's pro-rata share of the surplus capacity produced by the EEI Facility is sold to Illinois Power pursuant to a long-term contract, and is resold by Illinois Power.

          Illinois Power is a wholly-owned subsidiary of Illinova. Illinois Power is an electric and natural gas public utility operating company that owns electric generation, transmission and distribution facilities and natural gas distribution facilities located in the State of Illinois. Illinois Power provides retail electric service to approximately 584,000 customers and retail natural gas service to approximately 410,000 customers, who are located throughout portions of northern, central, and southern Illinois. Illinois Power's retail operations are subject to the jurisdiction of the Illinois Commerce Commission and its wholesale sales of electricity are subject to the jurisdiction of the Federal Energy Regulatory Commission. Illinois Power owns approximately 2,800 miles of transmission facilities located in the State of Illinois, with ratings from 69 to 345 kilovolts. These facilities are interconnected with the following entities: Ameren Corp., American Electric
Power Service Company ("AEP"), Central Illinois Light Company, City of Springfield, Illinois, Commonwealth Edison Company ("ComEd"), Electric Energy, Inc., Louisville Gas and Electric Company ("LG&E"), MidAmerican Energy Company, Southern Illinois Power Cooperative, Soyland Power Cooperative, Inc., and Tennessee Valley Authority. It also owns a 50 percent interest in three combustion turbines with a combined net capacity of 5.25 MW located in Bloomington, Illinois.

          Illinova Power Marketing, Inc., owns eight fossil-fired generating facilities with an aggregate capacity of approximately 3,812 MW. These facilities are: (a) the Baldwin Power Station, a 1751 MW generating facility located near Baldwin, Illinois; (b) the Havana Power Station, a 666 MW generating station located near Havana, Illinois; (c) the Hennepin Power Station, a 289 MW generating facility near Hennepin, Illinois; (d) the Oglesby Gas Turbines, a 60 MW generating facility located in LaSalle County, Illinois;
(e) the Stallings Gas Turbines, a 77 MW generating station located in Madison County, Illinois; (f) the Vermilion Power Station, a 185 MW generating station located near Oakwood, Illinois; (g) the Wood River Power Station, a 607 MW generating facility located near Alton, Illinois; and (h) the Tilton Energy Center, a 176 MW generating plant located in Tilton, Illinois.

                                     Dynegy
                                     ------

          Neither Dynegy nor any of its subsidiaries are public utility companies or own public utility assets as defined under the Act.

          3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies.

          Neither Dynegy nor any of its subsidiaries are public utility companies or own public utility assets as defined under the Act; therefore, the following responses are limited to the Claimant, by and through Illinova, and Illinova, by and through Illinova's subsidiaries.

                    (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

          In calendar 1999 Illinois Power had electric sales of 28,721 million KWH and distributed 528 million therms of natural gas at retail, all within the State of Illinois. No natural gas or electric power purchases made by Illinois Power occur outside the State of Illinois.

                    (b) Number of kwh. of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          No retail sales outside of Illinois.

                    (c) Number of kwh. of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

          All wholesale sales are within Illinois.

                    (d) Number of kwh. of electric energy and Mcf of natural or manufactured gas purchased at wholesale outside the State in which each such company is organized or at the State line.

          All energy purchases are made within Illinois.

          4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

                    (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                    (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                    (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                    (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                    (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          Illinova and Dynegy own the following interests in the following Exempt Wholesale Generators and Foreign Utility Companies.

          All projects for which Dynegy or Illinova hold a greater than 50% interest reflect audited financail data except for 4.2 Plantus Eolicas. Claimant will verify the audited amounts for this project within 30 days of th edate of this filing.

                                    Illinova
                                    --------

4.1       IGC/ERI Pan-Am Generating

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                    Name of EWG:      IGC/ERI Pan-Am Thermal Generating Limited
                    Address:          c/o Maples and Calder
                                      Ugland House, P.O. Box 309
                                      South Church Street, George Town
                                      Grand Cayman, Cayman Islands
                    Location:         Chorrera, Panama
                    Facility:         96 MW heavy fuel oil-fired diesel engine
                                      generating plant

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

                    IGC Chorrera, LLC, a Cayman Island exempted company with limited liability, owns 50% directly of IGC/ERI Pan-Am Thermal Generating Limited, a Cayman Island exempted company with limited liability (with a branch in Panama), owner and operator of the plant. IGC Chorrera is wholly owned directly by IGC International, Inc, a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by IGC Global, Inc., a Cayman Island exempted company with limited liability. IGC Global, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                    Capital Invested:         US $15,067,692
                    Guarantee:                None
                    Other Obligations:        None

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

                    Capitalization:                    US $15,067,692
                    Earnings:                          US $185,662

          E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered utility or goods sold and fees or revenues under such agreement(s):

                    North American Energy Services (NAES) has a contract to provide operations and maintenance services for the plant. The operating and maintenance fee is approximately US $17,000 per month. There are also provisions for incentive fees based on plant performance parameters. NAES is wholly owned directly by Illinova Generating Company.

4.2       Plantas Eolicas

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                    Name of FUCo:           Plantas Eolicas S. de R.L.
                    Address:                29th Street, 3rd and 5th Avenues
                                            San Jose, Costa Rica
                    Location:               Tilaran, Costa Rica
                    Facility:               20 MW wind-powered generating plant

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

                    IGC (Wind), LLC, a Cayman Island limited liability company owns 65% directly and 35% indirectly of Plantas Eolicas S. de R.L., owner and operator of the plant. The PESA Trust owns 35% indirectly of Plantas Eolicas S. de R.L. IGC
                    (Wind), LLC is beneficial owner of 100% of The PESA Trust. The PESA Trust owns 100% of Generacion Eolica, LTDA., a Costa Rican limitada, which owns 35% directly of Plantas Eolicas S. de R.L. IGC (Wind), LLC is a wholly owned subsidiary of IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by IGC Global, Inc., a Cayman Island exempted company with limited liability. IGC Global, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                    Capital Invested:         Approximately US $16,684,290
                    Guarantee:                None
                    Other Obligations:        None

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

                    Capitalization:           None
                    Earnings:                 Approximately US $1,198,483

          E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

                    None

4.3       Aguaytia

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                    Name of EWG:      Aguaytia Energy Del Peru S.R.Ltda
                    Address:          Av. Camino Real 111, Piso
                                      San Isidro
                                      Lima 27, Peru
                    Location:         Aguaytia, Peru
                    Facility:         155 MW gas-fired  generating  plant;
                                      natural  gas field,  gas  processing
                                      and compression  facilities;  430 km
                                      of 220 kV transmission  line; 216 km
                                      of gas  pipeline;  113 km of natural
                                      gas  liquids  pipeline;  and natural
                                      gas   liquids    fractionation   and
                                      storage facilities.

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

                    IGC Aguaytia Partners, LLC, a Cayman Island limited liability company, owns 15.78% indirectly of Aguaytia Energy Del Peru S.R.Ltda, a Peru limitada, owner and operator of the plant and facilities. IGC Aguaytia Partners, LLC owns 15.78% directly of Aguaytia Energy, LLC, a Delaware limited liability company. Aguaytia Energy, LLC owns 97.2238% directly and 2.7762% indirectly of Aguaytia Energy Del Peru S.R.Ltda. Aguaytia Energy, LLC owns 100% directly of Peru Energy Holdings, a Cayman Island limited liability company. Aguaytia Energy, LLC owns 99% directly and Peru Energy
                    Holdings owns 1% directly of Peru Energy Holdings, LLC, a Delaware limited liability company. Peru Energy Holdings, LLC owns 2.7762% directly of Aguaytia Energy Del Peru S.R.Ltda. IGC Aguaytia Partners, LLC is owned 99% directly by IGC International II, Inc. and 1% directly by IGC International, Inc. IGC International II, Inc., a Cayman Island exempted company with limited liability, is wholly owned directly by IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by IGC Global, Inc., a Cayman Island exempted company with limited liability. IGC Global, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                    Capital Invested:         Approximately US $27,893,690
                    Guarantee:                None
                    Other Obligations:        None

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

                    Capitalization:           Approximately US $798,080
                    Earnings:                 Approximately (US $1,369,551)

          E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

                    None

4.4       Termoelectrica Las Flores

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                   Name of FUCo:  Fideicomiso Fidugan-Termoelectrica Las Flores
                   Address:       Carrera 7 No. 71-52 Torre A Piso 10
                                  Sante Fe de Bogota, D.C., Colombia

                   Name of FUCo:  Flores II Ltda. & Cia S.C.A. E.S.P.
                   Address: Carrera 7 No. 71-52 Torre A Piso 10 Sante Fe de Bogota, D.C., Colombia

                   Name of FUCo:  Flores III Ltda. & Cia S.C.A. E.S.P.
                   Address: Carrera 7 No. 71-52 Torre A Piso 10 Sante Fe de Bogota, D.C., Colombia

                   Name of FUCo:  FIG Leasing International III, Inc.
                   Address:       c/o Maples and Calder
                                  Ugland House, P.O. Box 309
                                  South Church Street, George Town
                                  Grand Cayman, Cayman Islands
                   Location:      Barranquilla, Colombia
                   Facility:      400 MW gas-fired generating plant
                                  (Unit 1 is 150 MW, Unit 2 is 100 MW and
                                  Unit 3 is 150 MW)

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

                    IGC Flores Partnership, LLC, a Cayman Island limited liability company, owns 49.5% indirectly and IGC Flores Partnership II, LLC, a Cayman Island limited liability company, owns 0.5% indirectly of Fideicomiso Fidugan-Termoelectrica Las Flores, a Colombia Trust, owner and operator of Flores Unit 1. IGC Flores Partnership, LLC owns 99% directly and IGC Flores Partnership II, LLC owns 1% directly of Flores Holding Ltda, a Colombian limitada. Flores Holding Ltda owns 50% directly of Fideicomiso Fidugan-Termoelectrica Las Flores. IGC Flores Partnership, LLC and IGC Flores Partnership II, LLC are each owned 99% directly by IGC International, Inc. and 1% directly by IGC International II, Inc. IGC International II, Inc., a Cayman Island exempted company with limited liability, is wholly owned directly by IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is owned directly IGC Global, Inc., a Cayman Island exempted company with limited liability. IGC Global, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

                    IGC Flores Partnership, LLC, a Cayman Island limited liability company, owns 49.49% indirectly and IGC Flores Partnership II, LLC, a Cayman Island limited liability company, owns 0.51% indirectly of Flores II Ltda. & Cia S.C.A. E.S.P., a Colombia ESP, owner and operator of Flores Unit 2. IGC Flores Partnership, LLC owns 99% directly and IGC Flores Partnership II, LLC owns 1% directly of Flores Holding Ltda, a Colombian limitada. Flores Holding Ltda owns 49.99% directly of Flores II Ltda., a Colombia limitada. IGC Flores Partnership II, LLC owns 0.01% directly of Flores II Ltda. Flores II Ltda. owns 99.99% directly of Flores II Ltda & Cia S.C.A. E.S.P. IGC Flores Partnership II, LLC owns 0.0025% directly of Flores II Ltda & Cia S.C.A. E.S.P. IGC Flores Partnership, LLC and IGC Flores Partnership II, LLC are each owned 99% directly by IGC International, Inc. and 1 % directly by IGC International II, Inc. IGC International II, Inc., a Cayman Island exempted company with limited liability, is wholly owned directly by IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by IGC Global, Inc., a Cayman Island exempted company with limited liability. IGC Global, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

                    IGC Flores Partnership, LLC, a Cayman Island limited liability company, owns 49.48762% indirectly and IGC Flores Partnership II, LLC, a Cayman Island limited liability company, owns 0.0025% directly and 0.50986% indirectly of Flores III Ltda. & Cia S.C.A. E.S.P., a Colombia ESP, owner and operator of Flores Unit 3. IGC Flores Partnership, LLC owns 99% directly and IGC Flores Partnership II, LLC owns 1% directly of Flores Holding Ltda, a Colombian limitada. Flores Holding Ltda owns 49.99% directly of Flores III Ltda., a Colombia limited. Flores Holding Ltda also owns 0.0025% directly of Flores III Ltda. & Cia S.C.A. E.S.P. Flores III Ltda. owns 99.99% directly of Flores III Ltda & Cia S.C.A. E.S.P. IGC Flores Partnership, LLC and IGC Flores Partnership II, LLC are each owned 99% directly by IGC International, Inc. and 1% directly by IGC International II, Inc. IGC International II, Inc., a Cayman Island exempted company with limited liability, is wholly owned directly by IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by IGC Global, Inc., a Cayman Island exempted company with limited liability. IGC Global, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

                    IGC  Flores  Partnership,   LLC,  a  Cayman  Island  limited
                    liability company, owns 50% directly of FIG Leasing International III, Inc., a Cayman Island limited liability company, which leases generating equipment to Flores III Ltda & Cia S.C.A. E.S.P. IGC Flores Partnership, LLC is owned 99% directly by IGC International, Inc. and 1% directly by IGC International II, Inc. IGC International II, Inc., a Cayman Island exempted company with limited liability, is wholly owned directly by IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by IGC Global, Inc., a Cayman Island exempted company with limited liability. IGC Global, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                    Capital Invested:         Approximately US $77,830,635
                    Guarantee:                None
                    Other Obligations:        None

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

                    Capitalization:           Approximately US $13,609,625
                    Earnings:                 Approximately US $ 457,933

          E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements:

                    Fideicomiso Fidugan-Tertnoelectrica Las Flores, Flores II Ltda. & Cia S.C.A. E.S.P. and Flores III Ltda. & Cia S.C.A. E.S.P. have contracts with FIG Equipment, LLC, for the supply of parts for the turbo-generating equipment. FIG Equipment, LLC, a Cayman Island limited liability company is owned 50% directly by IGC Flores Partnership, LLC. IGC Flores Partnership, LLC is owned 99% directly by IGC International, Inc. and 1% directly by IGC International II, Inc. IGC International II, Inc., a Cayman Island exempted company with limited liability, is wholly owned directly by IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by IGC Global, Inc., a Cayman Island exempted company with limited liability. IGC Global, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

4.5       Frontier

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                    Name of EWG:      Tenaska Frontier Partners, Ltd.
                    Address:          1044 N. II 5th Suite 400 Omaha, NE 68154
                    Location:         Grimes County, Texas
                    Facility:         830 MW gas-fired generating plant

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

                    IGC Grimes County, Inc., an Illinois corporation, owns a 0.1% general partnership interest directly in Tenaska Frontier Partners, Ltd., a Texas limited partnership, owner and operator of the plant. IGC Grimes Frontier, Inc., an Illinois corporation, owns a 9.9% limited partnership interest directly in Tenaska Frontier Partners, Ltd. IGC Grimes County, Inc. and IGC Grimes Frontier, Inc. are both wholly owned directly by Illinova Generating Company, an Illinois corporation.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                    Capital Invested:         Approximately US $2,064,000
                    Guarantee:                None
                    Other Obligations:        Approximately US $8,500,000

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

                    Capitalization:            None
                    Earnings:                  Approximately (US$557,336)

          E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

                    None

4.6       Uch Power Limited

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                    Name of EWG:      Uch Power Limited
                    Address:          11, Shahid Plaza, Blue Area
                                      Islamabad, Pakistan
                    Location:         Uch, Pakistan
                    Facility:         586 MW gas-fired generating plant

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

                    IGC Uch, LLC, a Cayman Island limited liability company, owns 15.405% indirectly in Uch Power Limited, a Pakistani public limited company, owner and operator of the plant. IGC Uch, LLC owns a 50% equity interest directly in Tenaska-Illinova Generating LDC, a Cayman Island limited liability company, which owns a 98% equity interest directly in TUPL (L) Corp., a Malaysian corporation. IGC Uch, LLC also owns a 1% equity interest directly in TUPL (L) Corp. TUPL (L) Corp. owns a 30.81% equity interest directly in UPLHC-1, a Cayman Island limited duration company and a
                    30.81 % equity interest directly in UPLHC-2, a Cayman Island limited duration company. UPLHC- 1 holds a 99% equity interest directly in Uch Power Limited. UPLHC-2 holds a 1% interest directly in Uch Power Limited. IGC Uch, LLC is owned 99% directly by IGC International II, Inc. and 1% directly by IGC International, Inc. IGC International II, Inc., a Cayman Island exempted company with limited liability, is wholly owned directly by IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by IGC Global, Inc., a Cayman Island exempted company with limited liability. IGC Global, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                    Capital Invested:   Approximately US $28,577,509
                    Guarantee:          Approximately US $7,450,170 letter of
                                        credit
                    Other Obligations:  None

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

                    Capitalization:     Approximately US $12,084,800
                    Earnings:           None

          E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

                    None

4.7       Elcosa, Honduras

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                    Name of EWG:  Electricidad de Cortes S. de R.L. de C.V.
                    Address:      Nueva Calle Entre Diez y Once Avenidas
                                  Barrio El Farro
                                  Puerto Cortes
                                  Honduras, C.A.
                    Location:     Puerto Cortes, Honduras
                    Facility:     80 MW heavy fuel oil-fired diesel engine
                                  generating plant

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

                    IGC ELCO Partnership, LLC, a Cayman Island limited liability company, owns 15.2% directly and 10% indirectly of Electricidad de Cortes S. de R.L. de C.V., a Honduras
                    corporation, owner and operator of the plant. IGC ELCO Partnership, LLC owns 66.7% directly of ELCO Power Investment Company LLC, a Cayman Island limited liability company, which owns 15% directly of Electricidad de Cortes
                    S. de R.L. de C.V. IGC ELCO Partnership, LLC is owned 99% directly by IGC International, Inc. and 1% directly by IGC International II, Inc. IGC International II, Inc., a Cayman Island exempted company with limited liability, is wholly owned directly by IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by IGC Global, Inc., a Cayman Island exempted company with limited liability. IGC Global, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                    Capital Invested:      Approximately US $8,908,064
                    Guarantee:             None
                    Other Obligations:     None

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

                    Capitalization:        None
                    Earnings:              Approximately US $1,159,436

          E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

                    North American Energy Services (NAES) has an indirect contract to provide operations and maintenance services for the plant. The operating and maintenance fee is approximately US $23,000 per month. There are also provisions for incentive fees based on plant performance parameters. NAES is wholly owned directly by Illinova Generating Company.

4.8       Doctor Bird, Jamaica

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                    Name of EWG:    Jamaica Energy Partners
                    Address:        CDC Building, First Floor
                                    2 Holbom Road
                                    Kingston IO, Jamaica, West Indies
                    Location:       Old Harbour Bay, Jamaica
                    Facility:       74 MW heavy fuel oil-fired generating plant

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

                    IGC Jamaica Partnership, LLC, a Cayman Island limited liability company, owns 17.55% indirectly of Jamaica Energy Partners, a Jamaica general partnership, owner and operator of the plant. IGC Jamaica Partnership, LLC owns 17.73% directly of Doctor Bird Power Company Ltd., a St. Lucia private company, which owns 99% directly of Jamaica Energy Partners. IGC Jamaica Partnership, LLC is owned 99% directly by IGC International, Inc. and 1% directly by IGC International II, Inc. IGC International II, Inc., a Cayman Island exempted company with limited liability, is wholly owned directly by IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. is wholly owned directly by IGC Global, Inc., a Cayman Island exempted company with limited liability. IGC Global, Inc. is wholly owned directly by Illinova Generating Company, an Illinois corporation.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                    Capital Invested:     Approximately US $6,284,730
                    Guarantee:            None
                    Other Obligations:    None

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

                    Capitalization:           None
                    Earnings:                 Approximately US $1,173,516

          E. Identify any service, sales or construction contracts) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements):

                    North American Energy Services (NAES) has an indirect contract to provide operations and maintenance services for the plant. The operating and maintenance fee is approximately US $31,000 per month. There are also provisions for incentive fees based on plant performance parameters. NAES is wholly owned directly by Illinova Generating Company.

          Through its equity interest in the Indeck North America Power Fund, L.P. ("INAP"), an investment fund, Illinova Generating owns an eight-percent interest in Indeck Pepperell Power Associates, Inc. ("Indeck Pepperell") and a six-percent interest in the Harbor Cogeneration Company ("Harbor Cogeneration"). Indeck Pepperell is the owner of a 39 MW gas-fired facility located in Pepperell, Massachusetts. Harbor Cogeneration is the owner of a 79 MW cogeneration EWG facility located in the Wilmington Oil Field Harbor, California.

                                     Dynegy1
                                     -------

4.9       El Segundo, California

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                    Name:        El Segundo Power, LLC
                    Address:     Attn: Business Manager
                                 1000 Louisiana
                                 Suite 5800
                                 Houston, TX 77002
                    Location:    301 Vista Del Mar El Segundo, CA 90245
                    Facility:    1020 MW natural gas fired peaking facility


-------------
1 The dollar amounts contained in this section reflect Dynergy's ownership interest in each project listed. This limitation accounts for several clarifications of the corresponding financial data provided in Dynegy's SEC Form U-3A-2 filed December 30, 1999, where financial information was reported on a project-wide basis.

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

                    Dynegy, a Delaware corporation, owns 50% indirectly of El Segundo Power, LLC, a Delaware limited liability company, owner and operator of the plant. Dynegy owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 50% directly of WCP (Generation) Holdings LLC, a Delaware limited liability company. WCP (Generation) Holdings LLC owns 100% directly of West Coast Power LLC, a Delaware limited liability company. West Coast Power LLC owns l00% directly of El Segundo Power, LLC.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                    Capital Invested:   Approximately US $51,947,102
                    Guarantee:          Approximately US $109,390,000, subject
                                        to set off rights and reimbursement
                                        rights
                    Other Obligations:  None

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

                    Capitalization:           None
                    Earnings:                 Approximately US $14,062,488

          E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

                    The EWG entered into an Energy Management Agreement with Electric Clearinghouse, Inc. (now known as Dynegy Power Marketing, Inc.) and National Gas Clearinghouse (now known as Dynegy Marketing and Trade) regarding wholesale management and marketing of electrical energy and natural gas services for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into a ISDA Master Swap Agreement with Natural Gas Clearinghouse, now known as Dynegy Marketing and Trade, regarding the management and exchange of electrical energy and natural gas trading risk, the revenues of which are subject to variance and may be negative or positive. The EWG entered into an Administrative Services Agreement with West Coast Power LLC dated June 30, 1999 for business management and accounting services at a fee equal to the sum of hourly labor costs, an agreed profit margin, and cost and expenses.

4.10      Long Beach, California

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                    Name of EWG:    Long Beach Generation LLC
                    Address:        Attn: Business Manager
                                    1000 Louisiana
                                    Suite 5800
                                    Houston, TX 77002
                    Location:       2665 West Seaside Boulevard Terminal Island
                                    Long Beach, CA 90802
                    Facility:       560 MW natural gas fired peaking facility

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

                    Dynegy, a Delaware corporation, owns 50% indirectly of Long Beach Generation LLC, a Delaware limited liability company, owner and operator of the plant. Dynegy owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 50% directly of WCP (Generation) Holdings LLC, a Delaware limited liability company. WCP (Generation) Holdings LLC owns 100% directly of West Coast Power LLC, a Delaware limited liability company. West Coast Power LLC owns l00% directly of Long Beach Generation LLC.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                    Capital Invested:  Approximately US $15,568,946
                    Guarantee:         Approximately US $109,000,000, subject to
                                       set off rights and reimbursement rights
                    Other Obligations: None

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

                    Capitalization:    None
                    Earnings:          Approximately US ($1,756,342)

          E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

                    The EWG entered into an Energy Management Agreement with Electric Clearinghouse, Inc. (now known as Dynegy Power Marketing, Inc.)and Natural Gas Clearinghouse (now known as Dynegy Marketing and Trade)regarding wholesale management and marketing of electrical energy and volume of gas managed. The EWG entered into a ISDA Master Swap Agreement with Natural Gas Clearinghouse regarding the management and exchange of electrical energy and natural gas trading risk, the revenues of which are subject to variance and may be negative or positive. The EWG entered into an Administrative Services Agreement with West Coast Power LLC. dated June 30, 1999, for business management and accounting services in exchange at a fee equal to the sum of hourly labor costs, an agreed profit margin, and cost and expenses.

4.11      Commonwealth Atlantic, Virginia

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                    Name of EWG:      Commonwealth Atlantic Limited Partnership
                    Business Address: Attn: Chickahominy River Energy Corp.,
                                      Managing General Partner
                                      2500 Fair Lakes Circle, Suite 200
                                      Fairfax, VA 22033

                    Location:         2837 South Military Highway
                                      Chesapeake, VA 23323
                    Facility:         340 MW natural gas and/or oil-fired
                                      peaking facility

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

                    Dynegy, a Delaware corporation, owns 50% indirectly of Commonwealth Atlantic Limited Partnership, a Virginia limited partnership, owner and operator of the plant. Dynegy owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of James River Energy Corp., a Virginia corporation. James River Energy Corp. owns 50% of Commonwealth Atlantic Limited Partnership.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                    Capital Invested:      Approximately US $10,006,000
                    Guarantee:             None
                    Other Obligations:     None

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

                    Capitalization:        None
                    Earnings:              Approximately US $657,614

          E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

                    None

4.12      Hartwell, Georgia

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                    Name of EWG:      Hartwell Energy Limited Partnership
                    Business Address: Attn:   Managing General Partner
                                      ANP Hartwell Energy Company,
                                      1000 Memorial Drive, Suite 500
                                      Houston, Texas 77024

                    Location:         415 Smith-McGee Highway
                                      Hartwell, Georgia 30643

                    Facility:         300 MW natural gas and/or oil-fired
                                      peaking facility

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

                    Dynegy, a Delaware corporation, owns 50% indirectly of Hartwell Energy Limited Partnership, a Delaware limited partnership, owner and operator of the plant. Dynegy owns I00% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of Hartwell Independent Power Partners, Inc., a Delaware corporation. Hartwell Independent Power Partners, Inc. owns 1% directly of Hartwell Energy Limited Partnership. Dynegy Power Corp. also owns 100% directly of Hart County IPP, Inc., a Delaware Corporation. Hart County IPP, Inc. owns 49% directly of Hartwell Energy Limited Partnership.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                    Capital Invested:     Approximately US $75,901,263
                    Guarantee:            Approximately US $2,250,000
                    Other Obligations:    None

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

                    Capitalization:           Approximately US $36,381
                    Earnings:                 Approximately US $2,354,481

          E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

                    The EWG entered into a five-year Operation and Maintenance Agreement with Dynegy Operating Company effective April 8, 1999 to operate, maintain and provide scheduled maintenance and inspections for the EWG's electric generating facility at a fixed fee per year. The fee shall be adjusted annually based on inflation.

4.13      Encina (Cabrillo I), California

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                    Name of EWG:      Cabrillo Power I LLC
                    Address:          Attn: Business Manager
                                      1000 Louisiana
                                      Suite 5800
                                      Houston, TX 77002

                    Location:         4600 Carlsbad Boulevard
                                      Carlsbad, CA 92008

                    Facility:         965 MW natural gas and/or fuel-oil fired
                                      peaking facility

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

                    Dynegy, a Delaware corporation, owns 50% indirectly of Cabrillo Power I LLC, a Delaware limited liability company, owner and operator of the plant. Dynegy owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 50% directly of WCP (Generation) Holdings LLC, a Delaware limited liability company. WCP (Generation) Holdings LLC owns 100% directly of West Coast Power LLC, a Delaware limited liability company. West Coast Power LLC owns 100% directly of Cabrillo Power I.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                    Capital Invested:    Approximately US $4,498,121
                    Guarantee:           Approximately US$109,000,000, subject
                                         to set off rights and reimbursement
                                         rights
                    Other Obligations:   None

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

                    Capitalization:      Approximately US $4,498,121
                    Earnings:            Approximately US $8,625,076

          E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements):

                    The EWG entered into an Energy Management Agreement, Power Purchase Agreement and Natural Gas Sales Agreement, with Electric Clearinghouse, Inc. (now known as Dynegy Power Marketing, Inc.) and Dynegy Marketing and Trade regarding wholesale management and marketing of electrical energy and natural gas services for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into an Administrative Services Agreement with West Coast Power LLC. dated June 30, 1999 which provides for business management and accounting services for a fee equal to the sum of hourly labor costs, an agreed profit margin, and cost and expenses.

4.14 Cabrillo II (Combustion Turbines, multiple locations in San Diego County area), California

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                    Name of EWG:      Cabrillo Power II LLC
                    Address:          Attn: Business Manager
                                      1000 Louisiana
                                      Suite 5800
                                      Houston, TX 77002

                    Locations and Facilities:

                    (i)      Division Street Combustion Turbine
                             3200 Harbor Drive
                             San Diego, CA 92113

                             Facility:  13 MW fuel-oil fired peaking facility

                    (ii)     El Cajon Combustion Turbine
                             800 West Main Street
                             El Cajon, CA 92020

                             Facility:  13 MW natural gas and/or fuel-oil fired
                                        peaking facility

                    (iii) Kearny Combustion Turbines-Kearny Unit One 5460 Overland Road
                             San Diego, CA 92123

                             Facility:  15 MW natural gas and/or fuel-oil fired
                                        peaking facility

                    (iv) Kearny Combustion Turbines-Kearny Power Block Two and Kearny Power Block Three
                             5459 Complex Street
                             San Diego, CA 92123

                             Facility:  112 MW natural gas and/or fuel-oil fired
                                        peaking facility

                    (v)      Miramar Combustion Turbines
                             6897 Consolidated Way
                             San Diego, CA 92121

                             Facility:  33 MW natural gas and/or fuel-oil fired
                                        peaking facility

                    (vi)     Naval Station Combustion Turbine
                             U.S. Naval Station, Building 3247
                             Surface Navy Boulevard
                             San Diego, CA 92136

                             Facility:  20 MW natural gas and/or fuel-oil fired
                                        peaking facility

                    (vii) Naval Training Center Combustion Turbine U.S. Marine Corps Recruit Depot
                             Building 566, Neville Road
                             San Diego, CA 92133

                             Facility:  13 MW natural gas and/or fuel-oil fired
                                        peaking facility

                    (viii) North Island Combustion Turbine (Unit One and Two) North Island Naval Air Station, Building 370, Rogers Street and Quay Road
                             Coronado, CA 92135

                             Facility:  34 MW natural gas and/or fuel-oil fired
                                        peaking facility

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

                    Dynegy, a Delaware corporation, owns 50% indirectly of Cabrillo Power II LLC, a Delaware limited liability company, owner and operator of the plant. Dynegy owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 50% directly of WCP (Generation) Holdings LLC, a Delaware limited liability company. WCP (Generation) Holdings LLC owns 100% directly of West Coast Power LLC, a Delaware limited liability company. West Coast Power LLC owns 100% directly of Cabrillo Power II.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                    Capital Invested:   Approximately US $34,566,976
                    Guarantee:          Approximately US$109,000,000, subject to
                                        set off rights and reimbursement rights
                    Other Obligations:  None

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

                    Capitalization:           Approximately US $34,566,976
                    Earnings:                 Approximately US $62,850

          E. Identify any service, sales or construction contracts) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

                    The EWG entered into an Energy Management Agreement, Power Purchase Agreement and Natural Gas Sales Agreement with
                    Electric Clearinghouse, Inc. (now known as Dynegy Power Marketing, Inc.) and Dynegy Marketing and Trade regarding wholesale management and marketing of electrical energy and natural gas services for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into an Administrative Services Agreement with West Coast Power LLC dated June 30, 1999 for business management and accounting services at a fee equal to the sum of hourly labor costs, an agreed profit margin, and cost and expenses.

4.15      Rocky Road, Illinois

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                    Name of EWG:      Rocky Road Power, LLC
                    Address:          Attn: Business Manager
                                      1000 Louisiana
                                      Suite 5800
                                      Houston, TX 77002

                    Location:         1221 Power Drive
                                      East Dundee, IL 60118

                    Facility:         250 MW (nominal) natural gas-fired peaking
                                      facility

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

                    Dynegy, a Delaware corporation, owns 50% indirectly of Rocky Road Power, LLC, a Delaware limited liability company, owner and operator of the plant and facilities. Dynegy owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of RRP Company, a Delaware corporation. RRP Company owns 100% directly of Termo Santander Holding, LLC, a Delaware limited liability company. Termo Santander Holding, LLC owns 50% directly of Rocky Road Power, LLC.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                    Capital Invested:      Approximately US $121,324,959
                    Guarantee:             None
                    Other Obligations:     None

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

                    Capitalization:           Approximately US $72,214,083
                    Earnings:                 Approximately US $9,288,940

          E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements:

                    The EWG entered into a Business Management Agreement with Dynegy Power Management Services, L.P. dated May 24, 1999 to receive certain business management services in exercising the day-to-day management and control of the EWG's affairs and business, as amended by the First Amended and Restated Business Management Agreement dated September 24, 1999 and by the First Amendment to the First Amended and Restated Business Management Agreement dated November 15, 1999, for a certain fee determined for pre-commercial operation date compensation and reimbursement and a second fee for post-commercial operations in a fixed amount per year, seasonally adjusted based upon a gross domestic product price adjustment index. The EWG entered into an Asset Purchase Agreement with Dynegy Engineering, Inc. dated May 24, 1999 to purchase all the contracts that are required in connection with the engineering, procurement and construction of the EWG's natural gas-fired power generation facility at a fixed purchase price. The EWG entered into an Asset Purchase Agreement with Termo Santander Holding Ltd. dated May 24, 1999 to purchase two natural-gas turbines for installation at the EWG's natural gas-fired power generation facility for a fixed purchase price. The EWG entered into an EPC Management Services Agreement with Dynegy Engineering, Inc. dated May 24, 1999 to manage the engineering, procurement, and construction of EWG's natural gas-fired power generation facility for a cost-based purchase price. The EWG entered into an Energy Management Agreement with Dynegy Marketing and Trade and Dynegy Power Marketing, Inc., dated September 27, 1999 for wholesale energy management and marketing services, as amended by Amended and Restated Energy Management Agreement dated November 17, 1999 for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into an Operation and Maintenance Agreement with Dynegy Operating Company effective October 12, 1999 to receive services for operating, maintaining and providing scheduled maintenance and inspections for the Facility, as amended by the First Amended and Restated Operation and Maintenance Agreement dated November 18, 1999, for a fixed monthly fee and a performance bonus, reviewed and adjusted on an annual basis.

4.16      Heard County, Georgia

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                    Name of EWG:      Heard County Power, L.L.C.
                    Address:          Attn: Business Manager
                                      1000 Louisiana
                                      Suite 5800
                                      Houston, TX 77002

                    Location:         624 Hawk Road
                                      Franklin, GA  30217

                    Facility:         500MW (nominal) natural gas-fired peaking
                                      facility

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

                    Dynegy, a Delaware corporation, owns 100% indirectly of Heard County Power, L.L.C., a Delaware limited liability company, owner and operator of the plant and facilities. Dynegy owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of Georgia Mercantile Power, Inc., a Delaware corporation.
                    Georgia Mercantile Power, Inc. owns 100% directly of Heard County Power, L.L.C.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                    Capital Invested:      Approximately US $81,775,391
                    Guarantee:             Approximately US $186,000,000
                    Other Obligations:     None

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

                    Capitalization:           Approximately US $81,775,391
                    Earnings:                 None

          E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

                    None.

4.17      Rockingham Power, North Carolina


          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

                    Name of EWG:      Rockingham Power, L.L.C.
                    Address:          Attn: Business Manager
                                      1000 Louisiana
                                      Suite 5800
                                      Houston, TX 77002

                    Location:         240 Ernest Drive
                                      Reidsville, NC  27320

                    Facility:         800 MW (nominal) natural gas and/or fuel-
                                      oil fired
                                      peaking facility

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

                    Dynegy, a Delaware corporation, owns 100% indirectly of Rockingham Power, L.L.C., a Delaware limited liability company, owner and operator of the plant and facilities. Dynegy owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of Dry Creek Power, Inc., a Delaware corporation. Dry Creek Power, Inc. owns 100% directly Rockingham Power, L.L.C.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                    Capital Invested:         Approximately US $167,643,324
                    Guarantee:                Approximately US $29,000,000
                    Other Obligations:        None


          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

                    Capitalization:           Approximately US $130,683,897
                    Earnings:                 None

          E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements:

                    None

          Through its equity  interest in the INAP investment fund Dynegy owns a
6.8966 percent-interest in Harbor Cogeneration and a 7.4074 percent-interest in Indeck Pepperell.

                  [Remainder of page intentionally left blank]

          The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 31st day of May, 2000.


Dynegy Inc.


By:  _______________________________
     Name:  Rick A. Bowen
     Title:    Vice President


CORPORATE SEAL

Attest:

----------------------------------


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Kenneth E. Randolph
Senior Vice President and General Counsel
1000 Louisiana, Suite 5800
Houston, Texas  77002